AUDREY L. CHENG
Assistant Vice President, Counsel
Office: (949) 219-3202
Fax: (949) 219-3706
E-mail: Audrey.Cheng@PacificLife.com

July 10, 2015

Via EDGAR

Dominic J. Minore, Esq.

Senior Counsel – Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Funds Series Trust

File Nos. 333-61366 and 811-10385

Dear Mr. Minore:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on June 23, 2015, concerning Post-Effective Amendment (“PEA”) No. 115 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectus (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on May 8, 2015 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	Pacific Funds Portfolio Optimization Funds

Comment: Additional Information About Fund Performance: Index Definitions: Please clarify in the Registrant’s disclosure how the current methodology for calculating the weights of the composite benchmarks are different than the methodology prior to July 1, 2012.

Response: The disclosure has been amended accordingly.

2.	PF Large-Cap Growth Fund and PF Large-Cap Value Fund

Comment: Principal Investment Strategies: Please confirm that the definition of “large-capitalization” for each Fund is appropriate. See Question 6 in “Frequently Asked Questions about Rule 35d-1” (Investment Company Names), Division of Investment Management Guidance (December 4, 2001).

PACIFIC LIFE INSURANCE COMPANY

700 Newport Center Drive, Newport Beach, California 92660-6307, Telephone (949) 219-3011

Dominic J. Minore, Esq.

July 10, 2015

Response: The Registrant confirms that, in its view, the definition of “large” companies as defined in each Fund’s strategy is appropriate. Each definition is within the market capitalization range of each Fund’s benchmark index, each a large-cap index that is well known in the industry. In addition, each definition is written in plain English and is consistent with common usage.

3.	PF Emerging Markets Fund

Comment: Additional Information About Principal Investment Strategies and Risks: The disclosure states that “The Fund may invest a relatively high percentage of its assets in securities of issuers in a single country, a small number of countries, or a particular geographic region.” Please undertake to supplement the related risks should the Fund meet the percentage investment as referenced in this statement.

Response: Because the Fund’s principal investment strategies permit but do not require focusing investments in a particular country or countries (or a region), the Registrant believes that country-specific risk disclosure would potentially mislead investors by implying that a current focus is likely to remain a continuing focus, when in fact the sub-adviser is permitted to emphasize and de-emphasize different emerging markets countries or regions at any time. The Registrant observes that among the principal risks is “Geographic Focus Risk” and “Emerging Markets Risk,” and the top five countries and their approximate percentage of the Fund’s net assets as of a recent date is disclosed in the Additional Information About Principal Investment Strategies and Risks section. In addition, the Fund discloses full portfolio holdings by country on a quarterly basis. Accordingly, we respectfully decline to make the requested change.

General Comments:

4.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Christopher J. Tafone, Esq., Paul Hastings LLP